UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

                        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

                        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Application for Certification of Class Action – Zin Stream

September 8, 2020

Application for Certification of Class Action – Zin Stream

The Company hereby reports, that it was brought to its attention, that an application for certification of a class action (the "Application") was filed to the district court in Beer Sheva, Israel, against the Company, the Company's subsidiary Rotem Amfert Negev Ltd, and certain Company present and past office holders, by a number of local residents in the Arava region in the South of Israel (the "Applicants").

To the best of the company's knowledge, in the Application the Applicants claim that leakage and seepage of sewage from ICL's Zin site caused various environmental hazards to the Zin stream, which resulted in damage to various groups in the population of Israel, including: the Israeli public whose property is Zin Stream; those who were prevented from visiting Zin Stream due to the environmental hazards; Visitors of Zin Stream who were exposed to the aforementioned hazards and the residents of the area near Zin Stream who were affected by the hazards.

According to the Application, the amount requested for rehabilitation, restitution and compensation cannot be accurately estimated, but is not less than a total of NIS 3,000,000,000 (about $0.9bn).

As of the date of this report, the Application has yet to be served to the Company. Following its receipt, the Company will respond to the claims within the framework of the legal proceeding.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.

Position: VP, Company Secretary & Global Compliance

Signature Date: September 8, 2020

PRESS CONTACT Or-li Kasuto Madmon Scherf Communications +972-52-4447750 Orli@scherfcom.com	INVESTOR RELATIONS CONTACT Dudi Musler Investor Relations Manager +972-3-6844448 Dudi.Musler@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: September 8, 2020